ETF Securities USA LLC

c/o ETF Securities Limited, Ordnance House,

31 Pier Road, St. Helier, Jersey JE4 8PW

May 1, 2014

VIA EDGAR

Securities and Exchange Commission
Washington, D.C.  20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-195441)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ETFS  White Metals Basket Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. (EDT) on May 2, 2014, or as soon thereafter as practicable.

In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Graham Tuckwell

Graham Tuckwell

President & Chief Executive Officer

ETF Securities USA LLC